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SEC Mail Processing
FEB 28 2020
Washington, DC

SEC FILE NUMBER
8-41695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEC Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 North 20th Street, Suite 1150
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene Mullenix 205-521-6330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Andrea E. Haines, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEC Investment Corp. as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLENE MULLENIX NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature

Secretary

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEC INVESTMENT CORP.
505 North 20th Street, Suite 1150
Birmingham, Alabama 35203
Phone (205) 328-3120
Fax (205) 326-0528

February 26, 2020

Via Overnight Delivery

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, D. C. 20549

RE: CRD No. 25336

Gentlemen:

Pursuant to SEC Rule 17a-5, we enclose herewith two copies of our Focus Form X-17A-5, Part III and our audited financial statement for the period ending December 31, 2019.

This report is also being filed with the Regional Office of the Securities and Exchange Commission, in Miami, FL, the District Office of the Securities and Exchange Commission in Atlanta, GA and with FINRA in Rockville, Maryland.

Thank you.

Sincerely,

Charlene Mullenix

Enclosure

SEC Mail Processing
FEB 28 2020
Washington, DC

LEC INVESTMENT CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

DECEMBER 31, 2019

LEC INVESTMENT CORP.
TABLE OF CONTENTS
DECEMBER 31, 2019

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LEC Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LEC Investment Corporation (a Delaware Corporation) as of December 31, 2019, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of LEC Investment Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of LEC Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LEC Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of LEC Investment Corporation's financial statements. The supplemental information is the responsibility of LEC Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as LEC Investment Corp.'s auditor since 2007.
Birmingham, AL
February 17, 2020

LEC INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

CASH	$	120,895
DEPOSIT – FINRA		2,294
TOTAL ASSETS	$	123,189

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$	5,951
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		9,736
Retained earnings		106,502
Total stockholders' equity		117,238
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	123,189

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Consulting fee	$ 81,500
OPERATING EXPENSES	
Regulatory fees	10,753
General and administrative expenses	62,044
Total operating expenses	72,797
NET INCOME	$ 8,703

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2018	$ 1,000	$ 9,736	$ 97,799	$ 108,535
Net Income	-	-	8,703	8,703
BALANCE AT DECEMBER 31, 2019	$ 1,000	$ 9,736	$ 106,502	$ 117,238

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2019

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$ -
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT END OF YEAR	$ -

See notes to the financial statements.

LEC INVESTMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 8,703
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in deposit – FINRA	(2,195)
Change in accounts payable	5,371
Net cash provided by operating activities	11,879
NET INCREASE IN CASH	11,879
CASH AT BEGINNING OF YEAR	109,016
CASH AT END OF YEAR	$ 120,895

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
LEC Investment Corp. (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company has been organized to sell partnership interests in real estate syndications by means of private placements on a "best-efforts" basis.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue
Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (Accounting Standards Codification (ASC 606)) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

1. Identification of the contract with the customer;
2. Identification of the performance obligation(s) under the contract;
3. Determination of transaction price;
4. Allocation of the transaction price to the identified performance obligation(s); and
5. Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company receive fees in accordance with the terms stipulated in its management agreement. Fees are recognized as earned.

Taxes on Income
No provision for income taxes is recorded on the Company's general ledger as the stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company adopted the provisions of Accounting Standards Codification (ASC) 740 relating to uncertainty in income taxes. This guidance requires entities to assess their uncertain tax positions for the likelihood that they would be 8 overturned upon Internal Revenue Service (IRS) examination or upon examination by state taxing authorities. In accordance with this guidance, the Company has determined that it does not have any positions at December 31, 2019, that it would be unable to substantiate.

The Company has filed its tax returns for all years through December 31, 2018. Years December 31, 2016, and subsequent remain subject to audit by taxing authorities.

Subsequent Events
The Company has evaluated subsequent events through the date of the issued financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2019, the Company had net capital of $114,944 which was $109,944 in excess of the required net capital of $5,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $5,951 at December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 0.0518 to 1.

3. RELATED PARTY TRANSACTIONS
The Company charged consulting fees, pursuant to the management agreement, in the amount of $81,500 during the year ended December 31, 2019, to Crowne Partners Inc., an affiliated corporation, in which two of the Company's stockholders are shareholders.

4. COMMITMENTS AND CONTINGENCIES
The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management is not aware of any litigation or claims. Nor is it aware of any or regulatory matters that will have a material impact on the Company's results of operations or financial position.

SUPPLEMENTAL INFORMATION

SCHEDULE I
LEC INVESTMENT CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net Capital	
Total stockholders' equity	$ 117,238
Less deductions and/or charges	2,294
Net Capital	$ 114,944
Total aggregate indebtedness	$ 5,951
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 5,000
Excess net capital	$ 109,944
Ratio: Aggregate indebtedness to net capital	5.18%

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2019, as filed on January 16, 2020.

See accompanying report of independent registered public accounting firm.

LEC Investment Corp.
505 20th Street North, Ste 1150
Birmingham, AL 35203
(205) 328-3120

LEC Investment Corporation's Exemption Report

LEC Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)(2)(i):* "Special Account for the Exclusive Benefit of customers" maintained.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period from January 1, 2019 through December 31, 2019, without exception.

LEC Investment Corporation
I, Andrea E. Haines, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Secretary

Date: February 17, 2020

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LEC Investment Corporation

We have reviewed management's statements, included in the accompanying LEC Investment Corporation Exemption Report, in which (1) LEC Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which LEC Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) LEC Investment Corporation stated that LEC Investment Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. LEC Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LEC Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Birmingham, AL
February 17, 2020